SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

May 28, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10.0, as modified by CONASEV Resolution N° 009-2003-EF/94.10, and in accordance with the new Chapter for Material Events, Reserved Information and Other Communications approved by Resolution SMV N° 005-2014-SMV/01, Credicorp Ltd. complies with notifying you of the following Material Event.

On May 28, 2014, Credicorp’s Board of Directors approved unanimously to ratify the following Stock Market Representatives of Credicorp after considering that they fulfill all the requirements and conditions defined in the new Chapter:

•	Mario Alberto Ferrari Quiñe identified by DNI N° 10218707
•	Giuliana Ivana Cuzquén Núñez identified by DNI N° 07877712
•	Guillermo Jesús Morales Valentín identified by DNI N° 08770494
•	Bruno Manfredo Zapata Mansilla identified by DNI N° 07957706
•	Fernando Dasso Montero identified by DNI N° 08232481.

Furthermore, the Board approved unanimously to appoint Mr. Jose Luis Muñoz Rivera, identified with DNI N° 07283283, as Alternative Stock Market Representative.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Mario Ferrari_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative